April 10, 2017

Dear FirstEnergy Corp. Shareowner:

Support Shareowner Proposal #10 on Climate Change Reporting

CalPERS is the largest state public pension fund in the United States with $311 billion1 in total assets under management and long-term owner of approximately 1,687,000 shares in FirstEnergy Corp. CalPERS will be voting FOR shareowner proposal #10 at the company’s May 16, 2017 annual meeting of shareowners.

Systemically Important Carbon Emitters (SICEs)

After completing a review of the CalPERS global equity portfolio, we identified 100 companies as significant carbon emitters responsible for over 50% of the portfolio’s total carbon emissions2. CalPERS defines these companies as systemically important carbon emitters (SICEs) – with FirstEnergy Corp. being one of them. Further, we believe proposal #10 is of particular significance in light of the global consensus regarding climate change and emission reduction targets reflected in the Paris Agreement. The importance of the proposal’s request is also underscored by the efforts of Financial Stability Board (FSB), an international body mandated by G-20 leaders to develop efficient climate-related financial risk disclosures.

Request for an Assessment of the Company’s Portfolio under a 2 Degree Scenario

Consistent with the CalPERS Investment Beliefs, we believe effective management of environmental factors, including those related to climate change risk increase the likelihood that companies will perform well over the long-term. We support the request of proposal #10 asking FirstEnergy to disclose its strategy for aligning business operations with the 2015 Paris Agreement’s goal of limiting global warming to a maximum of 2 degrees Celsius, while maintaining the provision of safe, affordable, reliable energy.

History of Engagement on Climate Change Reporting – CERES Carbon Asset Risk Initiative

The request for Climate Risk Reporting at FirstEnergy Corp. has been built on a history of engagement. In September 2013, CERES launched the Carbon Asset Risk Initiative with a group of 75 investors including CalPERS requesting FirstEnergy Corp. and other companies review and provide reporting related to climate change risk. Through the leadership of CERES and efforts of long-term investors we are hopeful companies will begin to recognize the importance of providing shareowners a better understanding of how they plan to address climate change consistent with the Paris Agreement.

___________________________

1 CalPERS total assets under management at fiscal year ending February 28, 2017.
2 Based upon CalPERS ownership portion of total scope 1 + scope 2 emissions.

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card. For additional information, please contact Garland Associates, Inc. at (561) 366-1165.

Vote FOR Shareowner Proposal #10 Requesting a Climate Change Policy and Reporting

CalPERS believes investors will benefit if the company provides accurate and timely disclosure surrounding environmental risks and opportunities associated with climate change. As a significant FirstEnergy Corp. investor we encourage shareowners to support proposal #10.

For questions about the CalPERS vote please contact Todd Mattley, CalPERS Investment Officer at INVO_GE_Corporate_Governance_Engagements@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,

Simiso Nzima
Investment Manager, CalPERS

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card. For additional information, please contact Garland Associates, Inc. at (561) 366-1165.